SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2 )*

                              GoodMark Foods, Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

              Common Stock, $0.01 per share par value
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                   382387 10 8
                              ---------------------
                                 (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No.   034528 10 8                  13G                 Page 2 of 5  Pages

------------------------                                    -------------------



    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           REICH & TANG ASSET MANAGEMENT L.P.
           13-3778739
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                   ----------                      ----------
                           (a)                            (b)

                                   ----------                      ----------

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    3      SEC USE ONLY




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    4      CITIZENSHIP OR PLACE OF ORGANIZATION

           DELAWARE


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                  5     SOLE VOTING POWER

                                        0
   NUMBER OF
   SHARES            --------------------------------------------
   BENEFICIALLY      --------------------------------------------
   OWNED BY
   EACH           6     SHARED VOTING POWER
   REPORTING
   PERSON                              671,500
   WITH
                     --------------------------------------------
                     --------------------------------------------
                   7     SOLE DISPOSITIVE POWER

                                        0

                     --------------------------------------------
                     --------------------------------------------
                   8     SHARED DISPOSITIVE POWER

                                        671,500

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    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                        671,500

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    10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



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    11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                      9.09%

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    12     TYPE OF REPORTING PERSON*

                                       IA

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                       2
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Item 1 (a). Name of Issuer
     The name of the issuer, to whose class of equity security this Schedule relates,is GoodMark Foods, Inc.


Item 1 (b). Address of Issuer's Principal Executive Offices
     The address of the Issuer's principal offices is 6131 Falls of Nuese Road, Raleigh, North Carolina 27609.


Item 2 (a).  Name of Person  Filing
     The person filing this Schedule is Reich & Tang Asset Management L.P. (the "Reporting Person")


Item 2 (b). Address of Principal Business Office or, if None, Residence
     The principal business address of the Reporting Person is 600 Fifth Avenue, New York, NY 10020.


Item 2 (c). Citizenship
     The Reporting Person is a United States citizen.


Item 2 (d). Title of Class of Securities
     The class of equity security to which this schedule relates is the Issuer's Common Stock, par value $0.01 (the "Common Stock").


Item 2 (e). CUSIP No.
     The CUSIP number assigned to the Common Stock is 382387 10 8


Item 3. If this statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing is a: Reich & Tang Asset Management L.P. is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.


Item 4. Ownership
     The shares of the Common Stock beneficially owned by Reich & Tang Asset Management L.P. and covered by this Schedule amount to 671,500 shares, constituting 9.09% of the outstanding shares of the Common Stock. Reich & Tang Asset Management L.P. has the shared power to vote and direct the vote for 671,500 shares of Common Stock and to dispose of or direct the disposition of 671,500 shares of Common Stock.


Item 5. Ownership of Five Percent or Less of a Class
     Not applicable.


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Item 6. Ownership of More than Five Percent on Behalf of Another Person
     The shares of Common Stock beneficially owned by Reich & Tang Asset Management L.P. were purchased by Reich & Tang Asset Management L.P. on behalf of certain accounts for which Reich & Tang Asset Management L.P. provides investment advice on a fully discretionary basis. This entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Common Stock. None of the above-mentioned accounts has a greater than 5% interest in the Common Stock.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company Not applicable.


Item 8. Identification and Classification of Members of Group
     Not applicable.


Item 9. Notice of Dissolution of Group
     Not applicable.

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

CERTIFICATION


     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.


September 4, 1997

REICH & TANG ASSET MANAGEMENT L.P.



By: /s/Lorraine C. Hysler
   Lorraine C. Hysler
   Secretary
   Reich & Tang Asset Management L.P.


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